1997 Annual Report To Stockholders

                                   (PICTURE)

Letter to Stockholders:


TRACTOR SUPPLY COMPANY is the leader in the farm store business. We operate 228 stores in 26 states with over 2,700 associates and we set the pace in our industry. Tractor Supply Company is the most innovative, first to market with new products, best at developing people, and most consistent building the infrastructure to support future growth.

                                                           (continued on page 2)



                                 --------------
                         (TRACTOR SUPPLY COMPANY LOGO)

(PICTURE)

COMPANY PROFILE Since its founding as a mail order tractor parts business in 1938, Tractor Supply Company has grown to be one of the largest retail farm store chains in America. The Company supplies the daily farming and maintenance needs of its target customers: hobby, part-time and full-time farmers and ranchers, as well as suburban customers, contractors and tradesmen. At the close of fiscal 1997, the Company operated 228 retail farm stores in 26 states. Tractor Supply Company stores typically range in size from 12,000 to 14,000 square feet of inside selling space and utilize at least as many square feet of outside selling space. An average store displays a comprehensive selection of over 12,000 different products including farm maintenance products (fencing, tractor parts and accessories, agricultural spraying equipment and tillage parts); animal products (specialty feeds, supplements, equine supplies, medicines, veterinary supplies and livestock feeders); general maintenance products (air compressors, welders, generators, pumps, plumbing and tools); lawn and garden products (riding mowers, tillers and fertilizers); light truck equipment; and work clothing. The stores are located in rural communities and in the outlying areas of large cities where farming and ranching is a significant factor in the local economy. The Company employs over 2,700 people. Tractor Supply Company has been a public company since February 1994. Its stock is traded on The Nasdaq National Market under the symbol "TSCO".

(PICTURE)

NUMBER OF STORES BY STATE

Texas         35
Ohio          30
Michigan      21
Tennessee     20
Indiana       18
Kentucky      12
Illinois      11
Iowa           9
North Carolina 8
North Dakota   8
Kansas         7
Arkansas       6
Minnesota      6
Missouri       6
Nebraska       6
Pennsylvania   5
Virginia       5
South Dakota   4
Alabama        2
Maryland       2
Oklahoma       2
Mississippi    1
Montana        1
New York       1
South Carolina 1
Wisconsin      1
             ---
   Total     228
             ===

                             Tractor Supply Company
                              Financial Highlights
                               ------------------
                       (in thousands, except where noted)

                                               FISCAL YEAR       PERCENT
                                          ---------------------  INCREASE
                                             1997       1996    (DECREASE)
--------------------------------------------------------------------------
OPERATING RESULTS:
   Net sales                                $509,052  $449,029     13.4
   Income before income taxes                 19,933    22,081     (9.7)
   Net income                                 11,761    13,236    (11.1)
   Net income per share-basic ($)               1.34      1.50    (10.7)

FINANCIAL POSITION:
   Total assets                              224,080   195,582      14.6
   Cash and short-term investments             8,477    12,948     (34.5)
   Stockholders' equity                      104,889    92,966      12.8
   Long-term debt to equity (%)                 29.7      22.8      30.3

STATISTICS:
   Number of stores (#)                          228       208       9.6
   Square footage at year end                  2,807     2,544      10.3
   Average sales per store                     2,233     2,159       3.4
   Net sales per square foot ($)                 191       185       3.2


Net Sales for
1993-1997
(in millions)

(GRAPH)


Total Number of
Stores (at Year End)
1993-1997

(GRAPH)


Five-Year
Compound
Growth Rate

- Net Sales
- Income From Operations
- Net Income

(GRAPH)

WHILE 1997 WAS A YEAR OF TRANSITION AND REORGANIZATION, WE BELIEVE WE ARE TAKING THE STEPS NECESSARY TO BUILD A STRONG FOUNDATION TO BETTER SUPPORT THE COMPANY'S GROWTH PLANS.


                             Tractor Supply Company
                             Letter to Stockholders
                                   ----------
                             (continued from cover)

   Last year was one of reorganization, rejuvenation, and reaffirming the basis for future growth and success. We feel confident that we are positioned today for future continuous meaningful sales and profit growth. We are disappointed in last year's financial performance and are determined to deliver consistent profitable growth in future years.

   For 1997, total sales were up 13.4% and comparable store sales were up 3.1%. We opened 22 new stores, relocated one store and closed two stores. Net income decreased 11.1% to $11.8 million and net income per share decreased 10.7% to $1.34 per share.

OUR RICH HISTORY Tractor Supply Company was founded in 1938 and we will celebrate our 60th anniversary this year. The Company started as a tractor parts mail order business focusing on the maintenance needs of America's farmers and today, 60 years later, we are still focused on the basic maintenance needs of America's farmers and ranchers. The landscape has changed, the customer has changed, and the methods of agriculture have changed, however our focus has stayed relatively consistent. Competitors have come and competitors have gone in the farm store business--a couple of the nation's largest retailers have even tried their hand at the farm store market. We are proud of our heritage, proud of our company, and proud of our people.

OUR CUSTOMER COMMITMENT The Tractor Supply Company team has a winning attitude. We passionately believe in our customer, our niche, our organization, and our core business principles. We are committed to providing superior customer value by being the most dependable supplier, providing the best customer service, guaranteeing satisfaction on every purchase, and providing the lowest prices in our business. Superior customer value for every customer is our winning formula.

THE FARM STORE MARKET NICHE We have a unique market niche serving the basic maintenance needs of America's farmers and ranchers and have great confidence in the future potential of this market. Our core customer, the "hobby and part-time" farmer and rancher, is a growing segment of the country's demographics. Our efforts are clearly focused on this well-defined and very special niche in the retail market place.

STRONGER EXECUTIVE TEAM The Tractor Supply Company Executive team has been substantially strengthened. First, Mr. Gerald Brase joined the Company in October as our Senior Vice-President of Merchandising and Marketing. In his short tenure with the Company, we have experienced substantial improvements in business process and basic merchandising, a massive rollout of new and upgraded merchandise programs and a bolder, more aggressive approach to our marketing efforts. Second, Mr. Michael Brown joined the Company in January of this year as the Senior Vice-President of Store Operations. Soon we expect to see the impact of Mike on improved operations of the stores and are confident that Jerry and Mike will together make substantial contributions to sales growth and profit growth.

REJUVENATING THE PRODUCT MIX At Tractor Supply Company we focus on consistency, we focus on our customer, and we focus on our core products. By the time you read this letter, the entire right half and the center sections of every Tractor Supply Company store will have been completely re-merchandised, re-assorted, and re-positioned. Many of these changes were piloted last year and we are confident that the total package will yield meaningful sales improvements starting this spring. Our goal is to keep improving the merchandise mix to be most responsive to our customers.

   Tractor Supply Company works closely with its vendor business partners to build strong, long-term relationships that help assure that we are the leader in each of our key businesses. We believe that working closely with vendors gives us competitive advantage. We collaborate on new products, new presentations, sales promotions, product knowledge training, and use technology jointly to take time and money out of the business process.

(PICTURE)

BOLD NEW MARKETING INITIATIVES We are focused on growing our business with bold and innovative marketing programs. Beginning this spring, we will be increasing our print advertising, significantly expanding the use of radio, and, for the first time, initiating regular television advertising. We are thrilled to announce that nationally known equine expert, John Lyons, is our new spokesman supporting our bold new initiatives in the horse care area. We are equally thrilled to announce that Country Music Entertainer of the Year, George Strait, is our new national spokesman. Tractor Supply Company has been one of America's best-kept retail secrets, but this year that will change.

GROWTH STRATEGIES Tractor Supply Company is a rapid growth company. In 1990 total sales were $200,000,000 and last year sales exceeded $500,000,000--a half billion dollars! The Company has grown two and a half fold in the last seven years and we expect that rapid growth to continue. Our vision is to double sales to over a billion dollars in the year 2001 through both new stores and growth in existing stores.

   During the last three years we have opened 65 new stores and now operate 228 stores in 26 states. Our goal is to open 18 new stores this year and 30 new stores next year and, by the year 2000, to be operating more than 300 stores.

INVESTING IN THE INFRASTRUCTURE At Tractor Supply Company we take a long-term view of our business by making continuous investments for future growth and success. Developing top quality people is one of our principal focuses. We regularly recruit agricultural business students on major college campuses for our Executive Training Program. The entire sales force participated in our sales training program last year and we are now hearing regular success stories on how the training has paid off in better service and bigger sales. At Tractor Supply Company our people work in a positive, enthusiastic environment where there are opportunities for everyone. We focus on continually improving the strength of our team.

   We also use technology to achieve competitive advantage. The information from the recently completed point-of-sale system provides for much better analysis of sales, expenses and control issues, which all help enhance the bottom line. In addition, we track sales data on over 350,000 key farm and ranch customers and are now marketing directly to them. Our district managers use laptop computers for analyzing sales and inventory to quickly react to changing trends. We recently embarked on installation of world-class merchandise, inventory and distribution systems that will help us manage the business even more efficiently. Technology is our friend and we will use it to build our business.

OUTLOOK I am more confident about the future of our Company today than at any time in my 19 years with Tractor Supply Company. I am confident because of the strength of our current Executive and Management team. We are the farm store leader in every respect.



                                       /s/ Joe Scarlett
                                       -------------------------
                                       Joe Scarlett
                                       Chairman of the Board and
                                         Chief Executive Officer

                                   ----------

As with any business, all phases of the Company's operations are subject to influences outside its control. This report contains certain forward-looking statements. These statements include reference to certain factors, any one, or a combination, of which could materially affect the results of the Company's operations. These factors include general economic cycles affecting consumer spending, weather factors, pricing and other competitive factors, the timing and acceptance of new products in the stores, the mix of goods sold, capital market conditions in general and the seasonality of the Company's business. Forward-looking statements made by or on behalf of the Company are based on a knowledge of its business and the environment in which it operates, but because of the factors listed above, actual results could differ materially from those reflected by any forward-looking statements. Consequently, all of the forward-looking statements made are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business and operations.

BY LISTENING TO CUSTOMERS AND BEING RESPONSIVE TO THEIR NEEDS, WE SUCCESSFULLY REINTRODUCED A LADIES WORKWEAR LINE OF CLOTHING TO OUR PRODUCT OFFERING. (PICTURE)

WALK BEHIND MOWERS ARE AN INTEGRAL COMPONENT OF THE COMPANY'S FULL-LINE OF LAWN AND GARDEN PRODUCTS.
(PICTURE)

THE COMPANY'S COMPLETELY RE-ASSORTED AND SIGNIFICANTLY IMPROVED POWER WASHER PRODUCT LINE IS OUR STRONGEST EVER.
(PICTURE)

AN ALL NEW, FULL LINE OF HILL'S SCIENCE DIET(R) PRODUCTS, THE ENVY OF MANY OTHER RETAILERS, WAS ROLLED OUT AS PART OF OUR ALL NEW PET DEPARTMENT. (PICTURE)

                                   (PICTURE)

SIGNIFICANTLY ENHANCED PET DEPARTMENT: One of our major initiatives to rejuvenate the product mix is the significantly enhance pet department. Based on early indications, we expect that this all new pet department will generate double-digit sales increases in fiscal 1998 at a slightly improved gross margin rate.

TILLERS ARE ANOTHER INTEGRAL COMPONENT OF THE COMPANY'S FULL-LINE OF LAWN AND GARDEN PRODUCTS.
(PICTURE)

OUR POWER TOOL PRODUCT OFFERING WAS SUBSTANTIALLY EXPANDED LATE IN 1997.
(PICTURE)

THE COMPANY SIGNIFICANTLY RE-MERCHANDISED AND EXPANDED ITS ANIMAL HEALTH DEPARTMENT. EPRINEX IS NOT ONLY AN EXAMPLE OF A DYNAMIC NEW PRODUCT IN THIS IMPROVED ANIMAL HEALTH DEPARTMENT, BUT IT IS ALSO AN EXAMPLE OF THE COMPANY BEING FIRST TO MARKET WITH A NEW PRODUCT.
(PICTURE)

PRODUCER'S PRIDE BRAND, OUR NEW PRIVATE LABEL ECONOMY FEED LINE, COMPLIMENTS OUR ALREADY WELL ESTABLISHED PRIVATE LABEL HIGH-END FEED LINE, DUMOR BRAND. (PICTURE)

                                   (PICTURE)

COMPLETELY REVAMPED EQUINE DEPARTMENT: Another one of our major initiatives to rejuvenate the product mix is the expanded and completely revamped equine department. Based on early indications, we expect that this all new equine department will also generate double-digit sales increases in fiscal 1998 at a slightly improved gross margin rate.

                             Tractor Supply Company
              Five-Year Selected Financial and Operating Highlights

                                   ----------

                                                                                        FISCAL YEAR ENDED
                                                          ------------------------------------------------------------------------
                                                                     (in thousands, except per share and operating data)

                                                         DECEMBER 27,     DECEMBER 28,   DECEMBER 30,   DECEMBER 31,     JANUARY 1,
                                                             1997            1996           1995            1994             1994
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
   Net Sales                                             $   509,052      $  449,029     $  383,903     $  329,967     $   279,213
   Gross margin                                              131,542         116,651         98,656         88,187          71,743
   Selling, general and
     administrative expenses                                 104,661          88,827         73,587         65,790          54,788
   Depreciation and amortization                               4,509           3,385          2,524          1,845           1,655
                                                         -------------------------------------------------------------------------
   Income from operations                                     22,372          24,439         22,545         20,552          15,300
   Interest expense, net                                       2,439           2,358          1,730          1,798           3,840
                                                         -------------------------------------------------------------------------
   Income before income taxes                                 19,933          22,081         20,815         18,754          11,460
   Income tax provision                                        8,172           8,845          8,293          7,496           4,531
                                                         -------------------------------------------------------------------------
   Net income                                            $    11,761      $   13,236     $   12,522     $   11,258     $     6,929
                                                         -------------------------------------------------------------------------
   Net income applicable to
     common stockholders                                 $    11,705      $   13,039     $   12,165     $   10,788     $     6,459
                                                         ---------------------------------------------------------------------------
   Net income per share - basic (a)                      $      1.34      $     1.50     $     1.40     $     1.28     $      0.99
                                                         -------------------------------------------------------------------------
   Weighted average common
     shares outstanding (b)                                8,724,915       8,718,000      8,718,000      8,433,934       6,518,000

OPERATING DATA:
   Gross margin                                                 25.8%           26.0%          25.7%          26.7%           25.7%
   Selling, general and
     administrative expenses                                    20.5%           19.8%          19.2%          19.9%           19.6%
   Income from operations                                        4.4%            5.4%           5.9%           6.2%            5.5%
   Net income                                                    2.3%            2.9%           3.3%           3.4%            2.5%
   Number of stores:
     Beginning of year                                           208             185            165            152             150
     New stores                                                   22              23             20             13               6
     Closed stores                                                (2)             --             --             --              (4)
                                                         -------------------------------------------------------------------------
     End of year                                                 228             208            185            165             152
                                                         --------------------------------------------------------------------------
   Number of relocated stores                                      1               4              2              4               4
   Number of remodeled stores (c)                                 --               1              6              2               2
   Total selling square
     footage at period-end (d)                             2,806,864       2,543,575      2,237,755      1,929,396       1,738,348
   Average sales per store (in thousands)                $     2,233      $    2,159     $    2,075     $    2,000     $     1,837
   Net sales per square foot of selling space            $       191      $      185     $      178     $      178     $       163
   Comparable store sales increase (e)                           3.1%            2.5%           3.1%          11.7%            7.0%

BALANCE SHEET DATA (AT END OF PERIOD):
   Working capital                                       $    82,869      $   65,954     $   63,850     $   46,184     $    27,414
   Total assets                                              224,080         195,582        174,129        146,248         116,786
   Long-term debt, less current portion (f)                   31,134          21,166         25,858         12,266          40,006
   Redeemable preferred stock                                     --           1,763          3,525          5,875           5,875
   Stockholders' equity                                      104,889          92,966         79,951         67,817          17,279


(a) Basic net income per share is calculated based on the weighted average number of common shares outstanding applied to net income applicable to common stockholders.
(b) Weighted average common shares outstanding have been adjusted to give effect to an approximately 50 for 1 stock split consummated on February 14, 1994 in connection with the Company's initial public offering consummated on February 25, 1994.
(c) Includes remodelings costing more than $150,000.
(d) Total selling square footage includes normal selling space and excludes office, stockroom, receiving space and outside selling space.
(e) Comparable store sales increases are calculated on a 52-week basis, excluding relocations, using all stores open at least one year.
(f) Long-term debt includes borrowings under the Company's principal revolving credit agreements and amounts outstanding under its capital lease obligations, excluding the current portions of each.

                             Tractor Supply Company
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                                 -------------

   The following discussion and analysis describes certain factors affecting Tractor Supply Company's (the "Company") results of operations for the three fiscal years ended December 27, 1997 and its liquidity and capital resources. This discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this Annual Report. The following discussion and analysis also contains certain historical and forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 ("the Act"). All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business operations and other such matters are forward-looking statements. To take advantage of the safe harbor provided by the Act, the Company is identifying certain factors that could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written, made by or on behalf of the Company.

   All phases of the Company's operations are subject to influences outside its control. Any one, or a combination, of these factors could materially affect the results of the Company's operations. These factors include general economic cycles affecting consumer spending, weather factors, operating factors affecting customer satisfaction, consumer debt levels, pricing and other competitive factors, the ability to identify suitable locations and negotiate favorable lease agreements on new and relocated stores, the timing and acceptance of new products in the stores, the mix of goods sold, the continued availability of favorable credit sources and other capital market conditions and the seasonality of the Company's business. Forward-looking statements made by or on behalf of the Company are based on a knowledge of its business and the environment in which it operates, but because of the factors listed above, actual results could differ materially from those reflected by any forward-looking statements. Consequently, all of the forward-looking statements made are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business and operations.

  The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 1997, 1996 and 1995 consisted of 52 weeks.


OVERVIEW

   Since its founding as a mail order tractor parts business in 1938, the Company has grown to be one of the largest retail farm store chains in America. The Company supplies the daily farming and maintenance needs of its target customers: hobby, part-time and full-time farmers and ranchers, as well as suburban customers, contractors and tradesmen. The Company's stores typically range in size from 12,000 to 14,000 square feet of inside selling space and utilize at least as many square feet of outside selling space. An average store displays a comprehensive selection of over 12,000 different products including farm maintenance products (fencing, tractor parts and accessories, agricultural spraying equipment and tillage parts); animal products (specialty feeds, supplements, equine supplies, medicines, veterinary supplies and livestock feeders); general maintenance products (air compressors, welders, generators, pumps, plumbing and tools); lawn and garden products (riding mowers, tillers and fertilizers); light truck equipment; and work clothing. The stores are located in rural communities and in the outlying areas of large cities where farming and ranching is a significant factor in the local economy. The Company does not sell large tractors, combines, bulk chemicals or bulk fertilizers.

   On February 25, 1994, the Company consummated an initial public offering (the "Offering") whereby the Company sold 2,200,000 shares of common stock, par value $.008 per share, at an initial offering price to the public of $20.00 per share. In connection with the Offering, the Company received net proceeds of approximately $39.8 million (after deducting underwriting discounts and commissions and expenses of the Offering), repaid all of the borrowings then outstanding under its old revolving credit agreement (approximately $22.7 million), paid off the mortgage notes on 34 of its existing store locations (approximately $10.1 million) and paid off all of the amounts outstanding under subordinated promissory notes (aggregating approximately $.2 million).

   Over the past four fiscal years since the Offering, the Company has opened 13 new retail farm stores in fiscal 1994, 20 new stores in fiscal 1995, 23 new stores in fiscal 1996 and 22 new stores in fiscal 1997. These new stores have increased the Company's market presence in the Southwest, primarily in Texas, and in the Southeast, primarily in

                             Tractor Supply Company
        Management's Discussion and Analysis of Financial Condition and
                             Results of Operations
                                  -----------

Tennessee, Kentucky, Alabama and North Carolina. This expansion brings the Company's total store count to 228 (in 26 states) as of December 27, 1997. The Company plans to open an additional 18 stores in fiscal 1998, approximately three of which are scheduled to open in the first quarter of fiscal 1998, 30 in fiscal 1999 and additional stores thereafter. Over the past four fiscal years since the Offering, the Company has also relocated eleven stores (four in fiscal 1994, two in fiscal 1995, four in fiscal 1996 and one in fiscal 1997) and completed major remodelings on nine of its existing stores. In total over the past four fiscal years since the Offering, the Company has opened, relocated or remodeled 98 stores.

   Between fiscal year 1994 and fiscal year 1997, net sales increased from $330.0 million to $509.1 million and net income increased from $11.3 million to $11.8 million, reflecting a three-year compound annual growth rate of 15.5% and 1.5%, respectively. Between fiscal year 1992 and fiscal year 1997, net sales increased from $251.5 million to $509.1 million and net income increased from $4.9 million to $11.8 million, reflecting a five-year compound annual growth rate of 15.1% and 19.3%, respectively. The Company generated these growth rates primarily from increases in comparable store sales and, more recently, through new store openings and relocations of existing stores. Comparable stores sales increased 3.1%, 2.5% and 3.1% in fiscal 1997, 1996 and 1995, respectively. Since 1992, the 79 new or relocated stores that have been open more than one year have generated average net sales that are approximately 19.0% per annum greater than those of existing stores.


SEASONALITY AND WEATHER

   The Company's business is highly seasonal. Historically, the Company's sales and profits have been the highest in the second and fourth fiscal quarters of each year due to the farming industry's planting and harvesting seasons and the sale of seasonal products. The Company has typically operated at a net loss in the first fiscal quarter of each year. Unseasonable weather and excessive rain, drought, or early or late frosts may also affect the Company's sales. The Company believes, however, that the impact of adverse weather conditions is somewhat mitigated by the geographic dispersion of its stores.

   The Company experiences a buildup of inventory and accounts payable during its first fiscal quarter each year for purchases of seasonal product in anticipation of the April through June selling season and again during its third fiscal quarter in anticipation of the October through December selling season.

   The Company's unaudited quarterly operating results for each fiscal quarter of 1997 and 1996 are shown below (dollars in thousands, except per share amounts):

                                            FIRST       SECOND      THIRD     FOURTH
                                           QUARTER      QUARTER    QUARTER    QUARTER        TOTAL
------------------------------------------------------------------------------------------------------
1997
   Net sales                               $ 96,409     $159,493   $118,438    $134,712    $509,052
   Gross margin                              24,153       41,259     30,273      35,857     131,542
   Income (loss) from operations               (964)      12,149      3,221       7,966      22,372
   Net income (loss)                           (926)       6,988      1,552       4,147      11,761
   Net income (loss) per share - basic         (.11)         .80        .18         .47        1.34
   Net income (loss) per share -
     assuming dilution                         (.11)         .80        .18         .47        1.34

1996
   Net sales                               $ 81,157     $146,717   $104,990    $116,165    $449,029
   Gross margin                              20,562       37,797     27,130      31,162     116,651
   Income (loss) from operations               (938)      13,698      4,456       7,223      24,439
   Net income (loss)                           (964)       7,868      2,286       4,046      13,236
   Net income (loss) per share - basic         (.12)         .90        .26         .46        1.50
   Net income (loss) per share -
     assuming dilution                         (.12)         .89        .26         .46        1.49

                            Tractor Supply Company
        Management's Discussion and Analysis of Financial Condition and
                             Results of Operations
                             ---------------------


RESULTS OF OPERATIONS
   The following table sets forth, for the periods indicated, certain items in the Company's Statements of Income expressed as a percentage of net sales:

                                                                   FISCAL YEAR ENDED
                                               ------------------------------------------------------------------------
                                               DECEMBER 27,  DECEMBER 28,   DECEMBER 30,   DECEMBER 31,   JANUARY 1,
                                                   1997         1996            1995           1994           1994
-----------------------------------------------------------------------------------------------------------------------
Net sales                                         100.0%     100.0%         100.0%            100.0%         100.0%
Cost of merchandise sold                           74.2       74.0           74.3              73.3            74.3
                                               ------------------------------------------------------------------------
Gross margin                                       25.8       26.0           25.7              26.7            25.7
Selling, general and administrative expenses       20.5       19.8           19.2              19.9            19.6
Depreciation and amortization                       0.9        0.8            0.6               0.6             0.6
                                               ------------------------------------------------------------------------
Income from operations                              4.4        5.4            5.9               6.2             5.5
Interest expense, net                               0.5        0.5            0.4               0.5             1.4
                                               ------------------------------------------------------------------------
Income before income taxes                          3.9        4.9            5.5               5.7             4.1
Income tax provision                                1.6        2.0            2.2               2.3             1.6
                                               ------------------------------------------------------------------------
Net income                                          2.3%       2.9%           3.3%              3.4%            2.5%
                                               ------------------------------------------------------------------------



FISCAL 1997 COMPARED TO FISCAL 1996

   Net sales increased 13.4% to $509.1 million in fiscal 1997 from $449.0 million in fiscal 1996. This increase resulted primarily from, in order of relative importance, new store openings and relocations, and, to a lesser extent, a comparable store sales increase of 3.1% (calculated on a 52 week basis, excluding relocations, using all stores open at least one year). Comparable store sales for fiscal 1997, benefiting from an aggressive inventory in-stock position as well as from several significant merchandising "relays" (a new economy feed line, a significantly enhanced animal health product line, a completely revamped equine product line, and a new ladies workwear line of clothing were rolled out to approximately 150 stores during fiscal 1997), were up 3.1% despite unseasonably cool and excessively rainy spring weather conditions and unseasonably warm winter weather conditions in November and December. The Company opened 22 new stores, closed two stores and relocated one store in fiscal 1997. The Company opened 23 new stores and relocated four stores during fiscal 1996. At December 27, 1997, the Company operated 228 retail farm stores versus 208 stores at the end of the prior fiscal year.

   The Company slowed down its new store unit growth rate beginning in June 1997 for a period of approximately 18 months (opening 22 new stores in fiscal 1997 rather than the 25 originally contemplated, with current plans calling for the opening of 18 new stores in fiscal 1998 rather than the 28 originally contemplated) in order to focus its efforts on rejuvenating the merchandise mix and improving comparable store sales. The Company anticipates resuming its approximate 12% overall new store unit growth rate each year beginning in fiscal 1999 (the Company has presently identified over 200 potential new markets).

   The Company is undertaking major steps to build a stronger foundation to better support the Company's growth plans going forward. Some of the major steps taken recently include (i) strengthening the executive management team with the hiring of Gerald W. Brase, Senior Vice President of Merchandising and Marketing, and Michael E. Brown, Senior Vice President of Operations, (ii) rejuvenating the merchandising mix by "relaying" a significant portion of over 150 stores in a relatively short period of time (several additional major "Spring 1998 Merchandising Initiatives" are already under way in the first quarter of fiscal 1998, of which the new "lawn and garden merchandising relay" is probably the most powerful new merchandising presentation the Company has implemented to date), (iii) investing in the infrastructure, both in people (the Company is planning a considerable increase in its commitment to store payroll in fiscal
1998) and in technology to create competitive advantage (in addition to continually enhancing the new point-of-sale system, aggressively pursuing "electronic data interchange" (EDI) with the Company's vendor partners, and introducing lap-top computers with full "intranet" capabilities to the field operators, the Company has selected SAP America, Inc. ("SAP") to be its "world-class long-term solution" with respect to merchandising and distribution systems, which are planned to be implemented by mid-1999), (iv) improving the internal processes

                             Tractor Supply Company
        Management's Discussion and Analysis of Financial Condition and
                             Results of Operations
                                  -----------

(which range from tightening shrinkage control programs to implementing a new grand opening process for all new stores); and (v) improving the marketing and advertising programs (the Company has already signed John Lyons, a renowned equine specialist, as its national equine spokesman and, with the support of its vendor partners, the Company plans to further improve the "reach" and "frequency" of its advertising mainly through the expanded use of radio and, for the first time, through the use of a national television campaign which will feature George Strait, a renowned country music entertainer, as national spokesman for the Company).

   The gross margin rate decreased .2 percentage points to 25.8% of sales in fiscal 1997 from 26.0% in fiscal 1996 mainly due to higher shrinkage expense.

   As a percent of sales, selling, general and administrative expenses increased .7 percentage points to 20.5% for fiscal 1997 from 19.8% for fiscal 1996. On an absolute basis, selling, general and administrative expenses increased 17.8% to $104.7 million for fiscal 1997 from $88.8 million in fiscal 1996. The increase in expenses on a percentage of sales basis was primarily due to costs associated with new stores, the incremental costs of certain planned infrastructure investments (such as the new point-of-sale system and related "frame relay costs") as well as the leverage loss attributable to the soft comparable store sales performance. The increase in absolute dollars was primarily due to costs associated with new store openings and relocations (new and relocated stores have considerably higher occupancy costs, primarily rent, than the existing store base), and, to a lesser extent, from a reserve for management reorganization costs (primarily severance, related benefits and other costs associated with changes in certain management personnel) totaling approximately $1.2 million pretax (or approximately $.7 million net of tax). Depreciation and amortization expense increased 33.2% over the prior year due mainly to costs associated with new and relocated stores.

   Net interest expense increased 3.4% over the prior year. The increase in interest expense reflects additional borrowings under the Credit Agreement to fund the Company's growth and expansion plans, resulting in a higher average outstanding balance under the revolving credit loan in fiscal 1997 compared to fiscal 1996.

   The Company's effective tax rate increased 0.9 percentage points to 41.0% in fiscal 1997 from 40.1% in fiscal 1996 primarily due to a higher effective state income tax rate in fiscal 1997.

   As a result of the foregoing factors, net income decreased 11.1% to $11.8 million in fiscal 1997 from $13.2 million in fiscal 1996. As a percent of sales, net income decreased 0.6 percentage points to 2.3% of sales in fiscal 1997 from 2.9% of sales in fiscal 1996. Excluding the effect of the reserve for management reorganization costs, net income for fiscal 1997 would have been approximately $12.5 million, a decrease of 5.8% from fiscal 1996 or, as a percentage of sales, 2.4% for fiscal 1997.


FISCAL 1996 COMPARED TO FISCAL 1995

   Net sales increased 17.0% to $449.0 million in fiscal 1996 from $383.9 million in fiscal 1995. This increase resulted primarily from, in order of relative importance, new store openings and relocations, and, to a lesser extent, a comparable store sales increase of 2.5% (calculated on a 52 week basis, excluding relocations, using all stores open at least one year). To stimulate comparable store sales, the Company has critically reevaluated the business and developed new merchandising and marketing strategies (the focus of which will be on the Company's core customer, the American farmer and rancher) to accelerate the rate of change in product offerings over the next several years. The Company's goal is to aggressively pursue and introduce new and innovative products and product lines, enhance existing product assortments and improve in-stock position in key product categories. The Company believes these efforts will rejuvenate the stores, create excitement with the customers and store associates and build stronger comparable store sales. The Company opened 23 new stores and relocated four stores in fiscal 1996. The Company opened 20 new stores and relocated two stores during fiscal 1995. At December 28, 1996, the Company operated 208 retail farm stores versus 185 stores at the end of the prior fiscal year.

   The gross margin rate increased .3 percentage points to 26.0% of sales in fiscal 1996 from 25.7% in fiscal 1995. This increase resulted primarily due to the positive mix effect of sales of lower margin merchandise representing a smaller portion of total sales in fiscal 1996 compared to fiscal 1995, an improved gross margin rate in certain product categories and a reduction in the LIFO provision, partially offset by higher freight costs.

   As a percent of sales, selling, general and administrative expenses increased .6 percentage points to 19.8% for fiscal 1996 from 19.2% for fiscal 1995. On an absolute basis, selling, general and administrative expenses increased 20.7% to $88.8 million for fiscal 1996 from $73.6 million in fiscal 1995. The increase in expenses on a percentage of sales basis

                             Tractor Supply Company
        Management's Discussion and Analysis of Financial Condition and
                             Results of Operations
                                  -----------

was a result of the leverage loss resulting from the soft comparable store sales performance. The increase in absolute dollars was primarily attributable to costs associated with new store openings and relocations (new and relocated stores have considerably higher occupancy costs, primarily rent, than the existing store base). Depreciation and amortization expense increased 34.1% over the prior year due mainly to costs associated with new and relocated stores.

   Net interest expense increased 36.3% to $2.4 million in fiscal 1996 from $1.7 million in fiscal 1995. The increase in interest expense reflects additional borrowings under the Credit Agreement to fund the Company's growth and expansion plans, resulting in a higher average outstanding balance under the revolving credit loan in fiscal 1996 compared to fiscal 1995.

   The Company's effective tax rate increased 0.3 percentage points to 40.1% in fiscal 1996 from 39.8% in fiscal 1995 primarily due to a higher effective state income tax rate in fiscal 1996.

   As a result of the foregoing factors, net income increased 5.7% to $13.2 million in fiscal 1996 from $12.5 million in fiscal 1995. As a percent of sales, net income decreased 0.4 percentage points to 2.9% of sales in fiscal 1996 from 3.3% of sales in fiscal 1995.


LIQUIDITY AND CAPITAL RESOURCES

   In addition to normal operating expenses, the Company's primary ongoing cash requirements are those necessary for the Company's expansion, remodeling and relocation programs, including inventory purchases and capital expenditures. The Company's primary ongoing sources of liquidity are funds provided from operations, commitments available under its credit agreement and short-term trade credit. The Company's inventory and accounts payable levels typically build in the first and again in the third fiscal quarters in anticipation of the spring and fall selling seasons.

   At December 27, 1997, the Company's inventories had increased $27.6 million to $151.7 million from $124.1 million at December 28, 1996. The increase was primarily attributable to development of new products and expanded product lines, an aggressive inventory in-stock position, and, to a lesser extent, additional inventory for new stores. Short-term trade credit, which represents a source of financing for inventory, increased $5.1 million to $52.7 million at December 27, 1997 from $47.6 million at December 28, 1996. Trade credit arises from the Company's vendors granting extended payment terms for inventory purchases. Payment terms vary from 30 days to 180 days depending on the inventory product.

   At December 27, 1997, the Company had working capital of $82.9 million, which represented a $16.9 million increase from December 28, 1996. This increase resulted primarily from an increase in inventory (attributable mainly to the factors described above) without a corresponding increase in accounts payable and from an increase in prepaid expenses (mainly certain prepaid rent payments and construction-in-progress costs pertaining to certain planned sale/leaseback transactions) offset, in part, by an increase in accrued expenses (mainly incremental costs relating to new stores) and a decrease in cash and cash equivalents. The Company's working capital increased $2.1 million in fiscal 1996 to $66.0 million from $63.9 million in fiscal 1995. This increase resulted primarily from an increase in cash and cash equivalents and trade receivables offset, in part, by an increase in accrued expenses (mainly incremental costs relating to new stores) and a decrease in prepaid expenses (mainly lower construction-in-progress costs compared to the previous year).

   In August 1994, the Company entered into a new revolving credit agreement with The First National Bank of Boston, as agent and for itself (the "Agent") and First American National Bank (the "Credit Agreement"). Under the Credit Agreement, the Company originally had available total commitments aggregating at any one time up to a maximum of $30 million.

   In July 1996, the Company entered into an amendment (the "First Amendment") to its Credit Agreement with the Agent and First American National Bank whereby the Company (i) increased the maximum total commitments available under the Credit Agreement from $30 million to $45 million and (ii) extended the expiration date of the Credit Agreement from August 31, 1997 to August 31, 1999 (the date upon which any remaining borrowings must be repaid). At December 27, 1997, the Company had $23.4 million of borrowings outstanding under the Credit Agreement. The Company expects to continue borrowing amounts under the Credit Agreement from time to time to fund its growth and expansion programs and as a source of additional working capital.

   Operations used net cash of $5.1 million in fiscal 1997, generated net cash of $21.2 million in fiscal 1996 and used $11.3 million in fiscal 1995. The use of cash in fiscal 1997 resulted primarily from inventories increasing at a faster

                             Tractor Supply Company
        Management's Discussion and Analysis of Financial Condition and
                             Results of Operations
                                  -----------

rate than accounts payable compared to the prior year and, to a lesser extent, from higher prepaid expenses (mainly certain rent payments and construction-in-progress costs) and a decrease in income taxes currently payable compared to fiscal 1996 due to timing of payments. The cash generated in fiscal 1996 resulted primarily from inventories increasing at approximately the same rate as accounts payable (compared to inventories increasing at a significantly faster rate than accounts payable in fiscal 1997 and 1995), as well as from a decrease in prepaid expenses and an increase in accrued expenses compared to the prior year.

   Cash used in investing activities of $7.5 million, $6.8 million and $8.5 million for fiscal 1997, 1996 and 1995, respectively, resulted primarily from capital expenditures for new, relocated and remodeled stores, partially offset by proceeds from the sale of certain properties (primarily land and buildings).

   Financing activities in fiscal 1997 provided $8.2 million in cash which represented a $14.7 million increase over the $6.6 million in cash used in fiscal 1996. This increase resulted primarily from net borrowings of approximately $11.4 million under the Credit Agreement in fiscal 1997 compared to net repayments of approximately $3.1 million in fiscal 1996 offset in part, by scheduled repayments of long-term debt and capital lease obligations totaling approximately $1.8 million in fiscal 1997 versus approximately $1.5 million in fiscal 1996 and the repurchase of 1,763 shares of Series B Preferred Stock for approximately $1.8 million (including accrued dividends) compared to the repurchase of 1,762 shares of Series B Preferred Stock for approximately $1.8 million (including accrued dividends) in fiscal 1996. Financing activities in fiscal 1996 used $6.6 million in cash which represented a $17.6 million increase over the $11.0 million in cash provided in fiscal 1995. This increase resulted primarily from net repayments of approximately $3.1 million under the Credit Agreement in fiscal 1996 compared to net borrowings of approximately $15.1 million in fiscal 1995 and, to a lesser extent, from scheduled repayments of long-term debt and capital lease obligations totaling approximately $1.5 million in fiscal 1996 versus approximately $1.4 million in fiscal 1995, partially offset by a lower cash outlay for the repurchase of 1,762 shares of series B Preferred Stock for approximately $1.8 million (including accrued dividends) compared to the repurchase of 2,350 shares of Series B Preferred Stock for approximately $2.4 million (including accrued dividends) in fiscal 1995.

   The Company's capital additions were $9.1 million, $9.6 million and $10.1 million in fiscal 1997, 1996 and 1995, respectively. The majority of the capital additions were for store fixtures, equipment and leasehold improvements for new stores and remodeling of existing stores. The Company expects that its capital expenditures for fiscal 1998 will be approximately $9.0 million to $11.0 million, consisting primarily of leasehold improvements and, to a lesser extent, fixtures and equipment, assuming successful implementation of its growth strategy through 18 planned new store openings. However, the Company cannot predict with certainty the amount of such expenditures because such new stores may be constructed, leased or acquired from others. The estimated cash required to open a new store is approximately $.8 to $1.0 million, the majority of which is for the initial acquisition of inventory and capital expenditures, principally leasehold improvements, fixtures and equipment, and the balance of which is for store opening expenses.

   In fiscal 1997, the Company completed the installation of its major financial systems, thereby providing the Company with advanced point-of-sale and financial information systems which are fully Year 2000 compliant (processing concerns created by the change in the century and traditional two-digit year fields embedded in most data processing systems is commonly referred to as the "Year 2000" concern). The Company's new point-of-sale and financial systems were designed and installed with Year 2000 compliance in mind and contain provisions for full four-digit year fields, thus enabling processing to take place for transactions which go beyond the year 1999.

   In addition to these systems, the Company operates its merchandising and inventory replenishment/distribution systems with software that was developed in the early 1980's and that is not Year 2000 compliant. However, early in fiscal 1997, the Company began planning for the replacement of this software with a new merchandise and warehouse management system designed by SAP which, once installed, will be completely integrated with existing systems and fully Year 2000 compliant. The Company has critically evaluated the time frame for implementation and is confident that the SAP system can be installed and operational by June 1999, timing which affords the Company some flexibility prior to the need to execute transactions with Year 2000 ramifications. The total estimated cost for the full installation of these systems (not solely Year 2000 compliance efforts) is approximately $10.0 million.

   The Company had previously identified in its strategic plan the need to update or replace its merchandising and inventory replenishment/distribution systems, primarily as a means of accommodating the Company's store growth

                             Tractor Supply Company
        Management's Discussion and Analysis of Financial Condition and
                             Results of Operations
                                  -----------

plans and the burden such growth plans would place on the Company's existing systems. Further, the absence of Year 2000 compliance was also considered and a preliminary plan for compliance had been designed. Consequently, if needed to ensure full Year 2000 compliance of the existing systems, the Company is prepared to execute a separate plan which entails the installation of a new RISC AS/400 computer which will permit more efficient operations and allow easier conversion of existing code to bring the existing systems into Year 2000 compliance. This process has been established as a stand-by measure, should the installation of new SAP systems be delayed beyond a time frame which would reasonably permit timely recovery. If needed, this plan will commence in September 1998 and be complete by March 1999, at an approximate cost of $1 million.

   The Company's financial information systems interface with third party software which is heavily dependent on date fields. These "sub-systems" primarily involve EDI and outside payroll processing services. The vendors supplying the critical translation routines are currently in the process of completing required modifications to be Year 2000 compliant by the end of fiscal 1998.

   As a fundamental business consideration, the Company depends heavily on its vendors to meet the purchasing requirements dictated by the Company's business needs. To that end, the Company plans to explore with each of its critical vendors the impact the Year 2000 issue will have on their ability to source products for the Company and process purchase orders with delivery requirements and terms involving the Year 2000. The Company expects each of these vendors will likewise take measures to address the risks imposed by the Year 2000 and adequately prepare their own processing systems so that their businesses will not be interrupted as a result of this issue. Accordingly, the Company does not expect any significant interruption in its ability to source its product needs with existing vendors. As an ongoing measure, the Company will continue to address this risk with each new vendor to ensure similar safeguards.

   Finally, the Company further recognizes the potential impact the Year 2000 issue may have relative to its customers, creditors and other service providers. The Company has reviewed its exposure to business interruption or substantial loss in these areas and believes no risk of material adverse consequences presently exists or that any risks previously identified will be resolved before the end of fiscal 1999.

   The Company believes that its cash flow from operations, borrowings available under the Credit Agreement and short-term trade credit will be sufficient to fund the Company's operations and its growth and expansion plans over the next several years.

   The Company does not believe its operations have been materially affected by inflation. The Company has been successful, in many cases, in reducing or mitigating the effects of inflation principally by taking advantage of vendor incentive programs, economies of scale from increased volume of purchases and selective buying from the most competitive vendors without sacrificing quality.


NEW ACCOUNTING STANDARDS

   In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement No. 128, "Earnings per Share." This Statement establishes standards for computing and presenting earnings per share (EPS), simplifying the standards previously provided in APB Opinion 15. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. The impact of this statement on the Company's earnings per share has been reflected on the face of the income statement.

   In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." For fiscal years beginning after December 15, 1997, these statements respectively require (i) the reporting and display of comprehensive income and its components and (ii) the reporting of certain information about operating segments and related information about the products and services of such segments. The Company does not anticipate the adoption of these statements to have a significant impact on the reporting of results of operations.

                             Tractor Supply Company
                        Report of Independent Accountants
                                   ----------



TO THE BOARD OF DIRECTORS AND
  STOCKHOLDERS OF TRACTOR SUPPLY COMPANY

   In our opinion, the accompanying balance sheets and the related statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Tractor Supply Company at December 27, 1997 and December 28, 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 27, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP

Nashville, Tennessee
January 22, 1998

                             Tractor Supply Company
                                 Balance Sheets
                                   ----------
                      (in thousands, except share amounts)


                                                                                DECEMBER 27,  DECEMBER 28,
                                                                                    1997         1996
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                      $   8,477    $  12,948
   Accounts receivable, net                                                           5,180        4,930
   Inventories                                                                      151,749      124,082
   Prepaid expenses                                                                   4,201        1,657
                                                                                  ----------------------
         Total current assets                                                       169,607      143,617
                                                                                  ----------------------
Land                                                                                  6,851        7,679
Buildings and improvements                                                           45,903       40,114
Machinery and equipment                                                              22,362       18,117
Construction in progress                                                                843        2,499
                                                                                  ----------------------
                                                                                     75,959       68,409
Accumulated depreciation and amortization                                           (23,551)     (18,883)
                                                                                  ----------------------
   Property and equipment, net                                                       52,408       49,526
                                                                                  ----------------------
Deferred income taxes                                                                   710        1,064
Other assets                                                                          1,355        1,375
                                                                                  ----------------------
         Total assets                                                             $ 224,080    $ 195,582
                                                                                  ----------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                               $  52,708    $  47,591
   Accrued expenses                                                                  21,188       15,973
   Current maturities of long-term debt                                                 737          665
   Current portion of capital lease obligations                                         731        1,020
   Income taxes currently payable                                                     2,310        2,897
   Deferred income taxes                                                              9,064        9,517
                                                                                  ----------------------
         Total current liabilities                                                   86,738       77,663
                                                                                  ----------------------
Revolving credit loan                                                                23,419       12,000
Other long-term debt                                                                  5,177        5,914
Capital lease obligations                                                             2,538        3,252
Other long-term liabilities                                                             424          949
Excess of fair value of assets acquired over cost less accumulated
   amortization of $2,695 and $2,515, respectively                                      895        1,075
Redeemable preferred stock                                                               --        1,763

Commitments (Note 4)

Stockholders' equity:
   Common stock, 100,000,000 shares authorized; $.008 par value;  8,731,218 and
     8,718,000 shares issued and outstanding in 1997 and 1996, respectively              70           70
   Additional paid-in capital                                                        41,926       41,685
   Retained earnings                                                                 62,893       51,211
                                                                                  ----------------------
   Total stockholders' equity                                                       104,889       92,966
                                                                                  ----------------------
         Total liabilities and stockholders' equity                               $ 224,080    $ 195,582
                                                                                  ----------------------

           The accompany notes are an integral part of this statement.

                             Tractor Supply Company
                              Statements of Income
                    (in thousands, except per share amounts)


                                                    FOR THE FISCAL YEAR ENDED
                                            ------------------------------------------
                                            DECEMBER 27,  DECEMBER 28,   DECEMBER 30,
                                                 1997         1996          1995
--------------------------------------------------------------------------------------
Net sales                                      $509,052     $449,029     $383,903

Cost of merchandise sold                        377,510      332,378      285,247
                                             -----------------------------------------
   Gross margin                                 131,542      116,651       98,656

Selling, general and administrative expenses    104,661       88,827       73,587

Depreciation and amortization                     4,509        3,385        2,524
                                             -----------------------------------------

   Income from operations                        22,372       24,439       22,545

Interest expense, net                             2,439        2,358        1,730
                                             -----------------------------------------

   Income before income taxes                    19,933       22,081       20,815

Income tax provision                              8,172        8,845        8,293
                                             -----------------------------------------

   Net income                                  $ 11,761     $ 13,236     $ 12,522
                                             -----------------------------------------

   Net income per share - basic                $   1.34     $   1.50     $   1.40
                                             -----------------------------------------

   Net income per share - assuming dilution    $   1.34     $   1.49     $   1.40
                                             -----------------------------------------

           The accompany notes are an integral part of this statement.

                             Tractor Supply Company
                  Statement of Changes in Stockholders' Equity
                                   ----------
                                 (in thousands)

                                                          ADDITIONAL                 TOTAL
                                              COMMON       PAID-IN     RETAINED   STOCKHOLDERS'
                                               STOCK       CAPITAL     EARNINGS      EQUITY
-------------------------------------------------------------------------------------------------
Stockholders' equity at
   December 31, 1994                         $     70    $ 41,685      $26,062   $ 67,817
   Preferred stock dividend                                               (388)      (388)
   Net income                                                           12,522     12,522
                                             ----------------------------------------------------
Stockholders' equity at
   December 30, 1995                               70      41,685       38,196     79,951
   Preferred stock dividend                                               (221)      (221)
   Net income                                                           13,236     13,236
                                             ----------------------------------------------------
Stockholders' equity at
   December 28, 1996                               70      41,685       51,211     92,966
   Preferred stock dividend                                                (79)       (79)
   Issuance of common stock under employee
     stock purchase plan (13,218 shares)                      241                     241
   Net income                                                           11,761     11,761
                                             ----------------------------------------------------
Stockholders' equity at
   December 27, 1997                         $     70    $ 41,926      $62,893   $104,889
                                             ----------------------------------------------------

           The accompany notes are an integral part of this statement.

                             Tractor Supply Company
                            Statements of Cash Flows
                                   ----------
                                 (in thousands)


                                                                       FOR THE FISCAL YEAR ENDED
                                                        ---------------------------------------------------
                                                            DECEMBER 27,   DECEMBER 28,   DECEMBER 30,
                                                               1997           1996           1995
-----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                               $ 11,761       $ 13,236       $ 12,522
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
         Depreciation and amortization                         4,509          3,385          2,524
         Gain on sale of property and equipment                  (23)          (904)          (278)
         Deferred income taxes                                   (99)          (261)          (275)
         Change in assets and liabilities:
           Accounts receivable                                  (326)        (1,200)        (1,566)
           Inventory                                         (27,667)       (11,382)       (26,384)
           Prepaid expenses                                   (2,555)         3,360         (3,302)
           Accounts payable                                    5,117         11,066          4,572
           Accrued expenses                                    5,236          4,336            704
           Income taxes currently payable                       (551)           181         (1,017)
           Other                                                (539)          (636)         1,151
                                                        ---------------------------------------------------
Net cash provided by (used in) operating activities           (5,137)        21,181        (11,349)
                                                        ---------------------------------------------------
Cash flows from investing activities:
   Capital expenditures                                       (9,120)        (9,635)       (10,109)
   Proceeds from sale of property and equipment                1,636          2,871          1,582
                                                        ---------------------------------------------------
Net cash used in investing activities                         (7,484)        (6,764)        (8,527)
                                                        ---------------------------------------------------
Cash flows from financing activities:
   Net borrowings (repayment) under revolving credit loan     11,419         (3,093)        15,093
   Principal payments under capital lease obligations         (1,003)          (880)          (849)
   Repayment of long-term debt                                  (665)          (600)          (542)
   Net proceeds from sale of common stock                        241             --             --
   Redemption of preferred stock                              (1,763)        (1,762)        (2,350)
   Payment of preferred stock dividend                           (79)          (221)          (388)
                                                        ---------------------------------------------------
Net cash provided by (used in) financing activities            8,150         (6,556)        10,964
                                                        ---------------------------------------------------
Net increase (decrease) in cash                               (4,471)         7,861         (8,912)
Cash and cash equivalents at beginning of year                12,948          5,087         13,999
                                                        ---------------------------------------------------
Cash and cash equivalents at end of year                    $  8,477       $ 12,948       $  5,087
                                                        ---------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
(NOTE 1):
   Cash paid during the year for:
   Interest                                                 $  2,583       $  2,723       $  1,732
   Income taxes                                                8,643          9,196          8,876


           The accompany notes are an integral part of this statement.

                             Tractor Supply Company
                          Notes to Financial Statements
                                   ----------

NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

   Tractor Supply Company is a specialty retailer which supplies the daily farming and maintenance needs of its target customers: hobby, part-time and full-time farmers and ranchers, as well as suburban customers, contractors and tradesmen. The Company, which was founded in 1938, operated 228 retail farm stores in 26 states as of December 27, 1997.


Fiscal Year

   The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 1997, 1996 and 1995 consist of 52 weeks.


Reclassifications

   Certain prior year amounts have been reclassified for comparative purposes to conform with the current year presentation.


Management Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles inherently requires estimates and assumptions by management that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. Actual results could differ from those estimates.


Fair Value of Financial Instruments

   The Company has cash and cash equivalents, short-term trade receivables and payables and long-term debt instruments, including capital leases. The carrying values of cash and cash equivalents, trade receivables and trade payables equal current fair value. The terms of the Company's revolving credit agreement include variable interest rates which approximate current market rates. The Company's fixed rate debt has an approximate fair value of $6.3 million, bearing interest at 10.32% which is above current rates available; however, the related debt agreement includes certain pre-payment penalties which make refinancing uneconomical (Notes 2 and 3).


Inventories

   Inventories, which consist primarily of farm maintenance and animal products, general maintenance products, lawn and garden products, light truck equipment and work clothing, are stated at cost, which is less than market value, with cost being determined on the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method of accounting for inventory had been used, inventories would have been approximately $6,370,000 and $6,163,000 higher than reported at December 27, 1997 and December 28, 1996, respectively.


Net Income Per Share

   In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128-Earnings per Share ("SFAS 128"). SFAS 128 requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earning per share ("EPS") on the face of the income statement. The presentation of basic EPS replaces the presentation of primary EPS previously required by Accounting Principles Board Opinion No. 15 ("APB 15"). Basic EPS is calculated as income available to common stockholders divided by the weighted average number of shares outstanding during the period. Diluted EPS (previously referred to as fully diluted EPS) is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants. The weighted average number of shares of common stock outstanding for fiscal 1997, 1996 and 1995 was 8,724,915, 8,718,000 and 8,718,000, respectively. The net income available to common stockholders for fiscal 1997, 1996 and 1995 was $11,705,000, $13,039,000 and $12,165,000, respectively, after giving effect to preferred stock dividends of $56,000 in fiscal 1997, $197,000 in fiscal 1996 and $357,000 in fiscal 1995.


Excess of Fair Value of Assets Acquired Over Cost

   On December 26, 1982, the Company began operations with the acquisition of certain assets and assumption of certain obligations. The unallocated excess of fair value of assets acquired over cost was approximately $3,590,000 and is being amortized over 20 years on a straight-line basis.

                             Tractor Supply Company
                          Notes to Financial Statements
                                   ----------


Property and Equipment

   The Company owns the land and buildings of 74 of its stores. Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Generally, buildings are depreciated over 31 years and machinery and equipment is depreciated over seven years.


Revenue Recognition

   The Company recognizes revenue at the time of customer purchase.


Income Taxes

   The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.


Store Opening Costs

   Costs incurred in connection with opening new stores are expensed as incurred.


Advertising Costs

   Advertising costs primarily consist of expenses incurred in connection with newspaper circulars and, to a lesser extent, radio and newspaper advertisements and other promotions. Expenses incurred are charged to operations at the time the related advertising first takes place. Advertising expense for fiscal 1997, 1996 and 1995 was approximately $8,771,000, $8,157,000 and $6,837,000, respectively.


Stock-based Compensation Plans

   The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan and its stock purchase plan (Note 9).


Cash Flows

   The Company considers temporary cash investments, with an original maturity of three months or less, to be cash equivalents.


NOTE 2-REVOLVING CREDIT AGREEMENT:

   In August 1994, the Company entered into a new revolving credit agreement with The First National Bank of Boston, as agent and for itself (the "Agent") and First American National Bank (the "Credit Agreement"). Under the Credit Agreement, the Company originally had available total commitments aggregating at any one time up to a maximum of $30 million.

   In July 1996, the Company entered into an amendment (the "First Amendment") to its Credit Agreement with the Agent and First American National Bank whereby the Company (i) increased the maximum total commitments available under the Credit Agreement from $30 million to $45 million and (ii) extended the expiration date of the Credit Agreement from August 31, 1997 to August 31, 1999 (the date upon which any remaining borrowings must be repaid). There were no changes to any of the other material terms and conditions of the Credit Agreement as a result of the First Amendment.

   All borrowings under the Credit Agreement bear interest, at the Company's option, at either the base rate of the Agent (8.50% at December 27, 1997) plus
 .25% per annum or the LIBOR rate (5.97% at December 27, 1997) plus .75% per annum provided, however, that upon the occurrence of certain events, the interest rate increases to the base rate of the Agent plus .50% per annum or the LIBOR rate plus 1.0% per annum. The Company is also required to pay, quarterly in arrears, a commitment fee of .25% per annum on the average daily unused portion of the credit line. There are no compensating balance requirements associated with the Credit Agreement. The Credit Agreement is unsecured.

   The Credit Agreement contains certain restrictions regarding additional indebtedness; employee loans; business operations; guarantees; investments; mergers, consolidations and sales of assets; transactions with subsidiaries or affiliates; and liens. In addition, the Company must comply with certain annual restrictions regarding net worth, working capital, ratios of total liabilities to net worth and interest coverage and current ratio requirements. The Company was in compliance with all covenants at December 27, 1997.

                             Tractor Supply Company
                         Notes to Financial Statements
                                  -----------

NOTE 3-OTHER LONG-TERM DEBT:

   Other long-term debt consists of the following (in thousands):

                                 DECEMBER 27,    DECEMBER 28,
                                    1997            1996
-------------------------------------------------------------
Mortgage Note                    $ 5,914            $ 6,579
Less: current maturities            (737)              (665)
                                 ----------------------------
                                 $ 5,177            $ 5,914
                                 ----------------------------

   In April 1988, the Company issued notes (the "Mortgage Notes") to Mutual Life Insurance Company of New York and MONY Life Insurance Company of America pursuant to a Note Agreement which was amended in April 1991, February 1992 and July 1993 (the "Mortgage Loan Agreement"). The Mortgage Notes bear interest at a minimum 10.32% rate until their maturity in January 2004. The Mortgage Notes require monthly payments, including interest, of approximately $109,000 through January 2004.

   The Mortgage Loan Agreement is secured by first mortgages on certain of the Company's existing properties. The Mortgage Loan Agreement contains certain restrictions regarding sales of assets, mergers, consolidations, investments, sales or discounting of receivables, operating leases and, unless the Company satisfies certain net income, indebtedness and tangible net worth tests, cash dividends on and redemptions of capital stock. In addition, the Company must comply with certain restrictions regarding tangible net worth, working capital, funded debt, ratios of indebtedness to capitalization, FIFO inventory to current debt, interest coverage, fixed charge coverage, earnings coverage and current ratio requirements. The Company was in compliance with these restrictions at December 27, 1997.

   The combined aggregate maturities of the Mortgage Notes for each of the next five years are as follows (in thousands):

                               1998                     $  737
                               1999                        817
                               2000                        905
                               2001                      1,003
                               2002                      1,112

NOTE 4-LEASES:

   The Company leases office, warehouse/distribution and retail space, transportation equipment and other equipment under various noncancelable operating leases. The leases have varying terms and expire at various dates through June 2020. The store leases typically have initial terms of between 10 and 15 years, with one to three renewal periods of five years each, exercisable at the Company's option. Generally, most of the leases require the Company to pay taxes, insurance and maintenance costs.

   Rent expense for all noncancelable operating leases for fiscal 1997, 1996 and 1995 was approximately $27,557,000, $21,358,000 and $16,057,000 respectively.

   Future minimum payments, by year and in the aggregate, under leases with initial or remaining terms of one year or more consist of the following (in thousands):

                                                       CAPITAL      OPERATING
                                                       LEASES         LEASES
-----------------------------------------------------------------------------
       1998                                            $ 1,028      $  18,030
       1999                                                787         17,491
       2000                                                464         16,104
       2001                                                464         15,663
       2002                                                464         13,570
       Thereafter                                        1,261         77,875
                                                       ----------------------
       Total minimum lease payments                      4,468      $ 158,733
                                                                    ---------
       Amount representing interest                     (1,199)
                                                       -------
       Present values of net minimum lease payments      3,269
       Less: current portion                              (731)
                                                       -------
       Long-term capital lease obligations             $ 2,538
                                                       -------

                             Tractor Supply Company
                          Notes to Financial Statements
                                   ----------

Note 5-INCOME TAXES:

   The provision for income taxes consists of the following (in thousands):

                                  1997       1996        1995
---------------------------------------------------------------
   Current tax expense:
     Federal                   $6,720      $7,442      $6,999
     State                      1,551       1,664       1,569
                               --------------------------------
         Total current          8,271       9,106       8,568
                               --------------------------------
   Deferred tax expense:
     Federal                     (116)       (229)       (238)
     State                         17         (32)        (37)
                               --------------------------------
         Total deferred           (99)       (261)       (275)
                               --------------------------------
   Total provision             $8,172      $8,845      $8,293
                               --------------------------------


   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                 DECEMBER 27,     DECEMBER 28,
                                                    1997             1996
--------------------------------------------------------------------------------
   Current tax assets:
     Inventory valuation                         $  3,852          $  3,339
     Other                                          1,543             1,378
                                                --------------------------------
                                                    5,395             4,717
                                                --------------------------------
   Current tax liabilities:
     Inventory basis difference                    13,977            13,922
     Other                                            482               312
                                                --------------------------------
                                                   14,459            14,234

                                                --------------------------------
   Net current tax liabilities                   $  9,064          $  9,517
                                                --------------------------------

   Non-current tax assets:
     Capital lease obligation basis difference   $  1,017          $  1,304
     Fixed assets basis difference                    338               458
     Other                                          1,356             1,382
                                                --------------------------------
                                                    2,711             3,144
                                                --------------------------------

   Non-current tax liabilities:
     Depreciation                                   1,582             1,613
     Capital lease assets basis difference            419               467
                                                --------------------------------
                                                    2,001             2,080

                                                --------------------------------
   Net non-current tax assets                    $    710          $  1,064
                                                --------------------------------

   A reconciliation of the provision for income taxes to the amounts computed at the federal statutory rate is as follows (in thousands):

                                                             1997       1996        1995
--------------------------------------------------------------------------------------------
Tax provision at statutory rate                           $  6,977    $  7,729    $  7,285
Tax effect of:
   State income taxes, net of federal tax benefit            1,008       1,082       1,020
   Amortization of negative goodwill                           (63)        (63)        (63)
   Other                                                       250          97          51
                                                         -----------------------------------
                                                          $  8,172    $  8,845    $  8,293
                                                         -----------------------------------

                             Tractor Supply Company
                         Notes to Financial Statements
                               -------------------

   A substantial portion of the current deferred tax liability of the Company relates to the tax treatment of certain inventory and other assets acquired by the Company in connection with an acquisition in 1982. Recent cases cast some doubt as to whether the Company's tax position with respect to such inventory and other assets would be sustained if challenged. If the Company were challenged on its tax position, no assurance can be given as to the outcome. However, the Company believes, based upon its understanding of the resolution of similar situations by others, that it has established adequate reserves and that, accordingly, resolution of this issue would not have a material adverse effect on its results of operations or financial position.


NOTE 6-CAPITAL STOCK:

   The authorized capital stock of the Company consists of common stock and preferred stock. In April 1997, the stockholders of the Company approved an amendment to the Company's Restated Certificate of Incorporation, as amended, to increase the number of authorized shares of Common Stock from 9,500,000 shares to 100,000,000 shares. The Company is also authorized to issue 40,000 shares of Preferred Stock, with such designations, rights and preferences as may be determined from time to time by the Board of Directors.

   In May 1991, in accordance with a Plan of Reorganization and Exchange Agreement, the Company reacquired 2,890,151 shares of common stock in exchange for 5,875 shares of Series B Preferred Stock (the "Preferred Stock") and cash. The Preferred Stock has a par value of $1 per share and a stated value and liquidation preference of $1,000 per share. Dividends on the Preferred Stock are cumulative and payable semi-annually on May 1st and November 1st at a rate of 8.0% per annum on the stated value of the outstanding shares, increasing to 10% on May 1, 1999, 11% on May 1, 2000, 12% on May 1, 2001 and 13% thereafter. On May 26, 1995, the Company repurchased 2,350 shares of the Series B Preferred Stock at a total repurchase price of approximately $2,363,000 (including accrued dividends totaling approximately $13,000). On May 24, 1996, the Company repurchased 1,762 shares of the Series B Preferred Stock at a total repurchase price of approximately $1,771,000 (including accrued dividends totaling approximately $9,000). On May 23, 1997, the Company repurchased the remaining 1,763 shares of the Series B Preferred Stock at a total repurchase price of approximately $1,772,000 (including accrued dividends totaling approximately $9,000).


NOTE 7-RELATED PARTY TRANSACTIONS:

   In 1986, the Company entered into capitalized sale-leaseback transactions with certain officers of the Company for seven of its stores. The Company sold, leased back and provided the financing for seven of its real properties at estimated fair values totaling $2,575,000. The related gains arising from the sale of these properties have been deferred and are being amortized on a straight-line basis over the terms of the related leases. Properties under capital leases acquired through sale-leaseback transactions have been reduced by the related deferred gains on the properties and are classified with property and equipment. The leases have basic terms of 20 years with options to renew for two successive five-year terms. The Company has an option to purchase the leased properties after December 31, 1995. Rent payments under these leases were approximately $425,000 in fiscal 1997 and 1996 and $319,000 in fiscal 1995. All the officers have repaid their outstanding obligations under their notes to the Company. The balance of these capitalized lease obligations, included in total capital lease obligations at December 27, 1997, was $1,692,000.

   The Company leases its management headquarters from a partnership in which certain stockholders of the Company are general partners. The remaining lease term is ten years, with the Company having exercised both remaining five-year renewal options in fiscal 1996, with monthly rent set at $35,000 and $39,000 per month, respectively. Rent payments under this lease were $417,000 in fiscal 1997 and $384,000 in fiscal 1996 and 1995.

   The Company leased one of its stores from a corporation in which certain executive officers and directors of the Company are the sole shareholders, directors and executive officers. The initial term of the lease is twenty years, commencing in September 1991 and ending in August 2011, subject to renewal at the option of the Company for two successive five-year terms. Monthly rent ranged from $8,437 for the first five years to $9,375 for the final five years of the initial term. The related land was leased by the lessor from the Company pursuant to a ground lease agreement dated July 1, 1994 providing for a fifty-year lease term, commencing in July 1991 and ending in June 2011 and annual rental payments that range from $15,000 to $24,300. In October 1996, the Board approved a proposed transaction to relocate this store to a larger facility. In June 1997, the Company (i) acquired the store building from the lessor for $650,000, (ii) canceled the ground lease agreement with the lessor respecting said property, (iii) sold the store (building and land) to an unrelated real estate developer for $750,000 (which is approximately $650,000 below the appraised value of said property), and (iv) leased a new larger store from the same developer (said new store having been built by the developer on a nearby site owned by them of approximately four acres and in accordance with the Company's specifications), pursuant to which the Company received a discounted

                            Tractor Supply Company
                        Notes to Financial Statements
                        -----------------------------

rent (approximately $6.30 per square foot initially compared to the market rate of approximately $8.60 per square foot or approximately $750,000 over the fifteen year initial lease) in consideration for the reduced purchase price on the store building and land.

   The Company also leases one store location from an S corporation owned by certain officers of the Company. Rent payments under this lease were approximately $101,000 in each of the fiscal years 1997, 1996 and 1995.


NOTE 8-RETIREMENT BENEFIT PLANS:

   The Company has a defined contribution benefit plan, the Tractor Supply Company Restated 401(k) Retirement Plan (the "Plan"), which provides retirement and other benefits for the Company's employees. Employees become eligible for participation upon completion of 12 consecutive months of employment and 1,000 hours or more of service. The Company matches 100% of the first 3% of the employee's elective contributions plus an additional 50% of any additional elective contribution (limited to 5% of the employee's total compensation). Company contributions to the Plan during fiscal 1997 were approximately $733,000.

   Effective March 26, 1994, the Company's Employee Stock Ownership Plan ("ESOP") was merged into the Plan (formerly known as the TSC Industries, Inc. Employee 401(k) Retirement Plan). At December 28, 1996, the Plan owned 978,912 shares of the Company's common stock. In 1997, the Company further amended the Plan to, among other things, provide participants, to the extent applicable, with the ability to direct the investment of their ESOP funds (consisting of the Tractor Supply Company common stock and cash) and eliminate the "five year break in service" payout provision previously continued therein, and simultaneously, filed a registration statement with the Securities and Exchange Commission covering the 978,912 shares of the Company's common stock then held by the Plan. Expense for the Plan for fiscal 1996 and 1995 was approximately $565,000 and $579,000, respectively.


NOTE 9-STOCK-BASED COMPENSATION PLANS:

Fixed Stock Option Plan

   The Company has a stock option plan for officers, directors (including non-employee directors) and key employees which reserves 1,000,000 shares of common stock for future issuance under the plan. According to the terms of the plan, the per share exercise price of options granted shall not be less than the fair market value of the stock on the date of grant and such options will expire no later than ten years from the date of grant. In the case of a stockholder owning more than 10% of the outstanding voting stock of the Company, the exercise price of an incentive stock option may not be less than 110% of the fair market value of the stock on the date of grant and such options will expire no later than five years from the date of grant. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable on a tax deferred basis for the first time by an individual in any calendar year may not exceed $100,000. Options granted vest one-third each year beginning on the third anniversary date of the grant and expire after ten years.

   Plan activity is summarized as follows:

                                                                   NUMBER OF      WEIGHTED AVERAGE
                                                                    SHARES         EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------------------
   Outstanding at December 31, 1994                                 30,000            $21.68
     Granted                                                        52,750            $22.09
     Canceled                                                       (6,750)           $21.71

   Outstanding at December 30, 1995                                 76,000            $21.97
     Granted                                                       135,500            $21.62
     Canceled                                                      (26,500)           $21.56

   Outstanding at December 28, 1996                                185,000            $21.77
     Granted                                                       350,500            $18.44
     Canceled                                                      (35,500)           $21.29

   Outstanding at December 27, 1997                                500,000            $19.47

                            Tractor Supply Company
                         Notes to Financial Statements
                         -----------------------------

   The following table summarizes information concerning currently outstanding and exercisable options:

                                                        OPTIONS OUTSTANDING
                                                ------------------------------------
                                                WEIGHTED AVERAGE
                 RANGE OF           NUMBER          REMAINING       WEIGHTED AVERAGE        OPTIONS
YEAR          EXERCISE PRICES     OUTSTANDING   CONTRACTUAL LIFE     EXERCISE PRICE       EXERCISABLE
-------------------------------------------------------------------------------------------------------
1994          $21.50 - $27.00        21,000              6.18         $  21.76              21,000
1995          $21.31 - $22.13        37,750              7.10         $  22.10                   0
1996          $21.38 - $25.13        96,250              8.10         $  21.73                   0
1997          $17.75 - $20.00       345,000              9.51         $  18.42                   0
                                   --------                                                 ------
                                    500,000                                                 21,000
                                   --------                                                 ------

   Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123, the Company's pro forma net income and earnings per share for fiscal 1997, 1996 and 1995 would have been as follows (in thousands, except per share amounts):

                                                                    1997         1996        1995
---------------------------------------------------------------------------------------------------
   Net income                                   As reported       $ 11,761    $  13,236   $  12,522
                                                Pro forma         $ 11,437    $  13,058   $  12,451

   Net income per share - basic                 As reported       $   1.34    $    1.50   $    1.40
                                                Pro forma         $   1.30    $    1.48   $    1.39

   Net income per share - assuming dilution     As reported       $   1.34    $    1.49   $    1.40
                                                Pro forma         $   1.30    $    1.47   $    1.39


   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                        1997         1996         1995
--------------------------------------------------------------------------------------------------------
   Expected volatility                                                  30.8%        25.0%        25.0%
   Risk-free interest rate                                               6.5%        6.75%        6.75%
   Average expected life (years)                                        7.25          6.0          6.5
   Dividend yield                                                          0%           0%           0%

   Weighted average fair value                                         $8.97       $ 8.92        $9.45


EMPLOYEE STOCK PURCHASE PLAN

   IN July 1996, the Company adopted the 1996 Associate Stock Purchase Plan (the "ASPP") to allow eligible employees of the Company the opportunity to purchase, through payroll deductions, shares of common stock of the Company at a 15% discount. In August 1996, the Company filed a registration statement with the Securities and Exchange Commission covering the shares of common stock to be sold under the ASPP. The ASPP was approved by the Company's stockholders in April 1997, authorizing the sale of up to 1,000,000 shares of common stock under the ASPP. During fiscal 1997, an additional 13,218 shares of common stock were issued by the Company under the ASPP.

                             Tractor Supply Company
                             Directors and Officers
                                   ----------


                                                       Directors
------------------------------------------------------------------------------------------------------------------------------------
JOSEPH H. SCARLETT, JR.                          THOMAS J. HENNESY, III                        JOSEPH M. RODGERS (1) (2)
   Chairman of the Board                            Retired Vice Chairman                        Chairman of the Board
   and Chief Executive Officer                      of the Board                                 The JMR Group, an investment
   Tractor Supply Company                           Tractor Supply Company                       firm, and former U.S.
                                                                                                 Ambassador to France
THOMAS O. FLOOD                                  JOSEPH D. MAXWELL
   Senior Vice President-                           Retired Vice President                     (1)  Audit Committee Member
   Administration and Finance,                      Tractor Supply Company                     (2)  Compensation Committee Member
   Treasurer and Chief Financial                                                               (*)  Committee Chairman
   Officer                                       S.P. BRAUD (1)*(2)*
   Tractor Supply Company                           Retired Chief Financial Officer
                                                    Service Merchandise Company, Inc.
                                                    and President and Director
                                                    Braud Design/Build, Inc.


                                                      Officers
-----------------------------------------------------------------------------------------------------------------------------------

JOSEPH H. SCARLETT, JR.                          JOHN E. CORBIN                                JAMES R. MCMURRAY
   Chairman of the Board and                        Vice President-Operations                    Vice President-Information
   Chief Executive Officer                          (Region III)                                 Technology and Chief
                                                                                                 Information Officer
GERALD W. BRASE                                  BLAKE A. FOHL
   Senior Vice President-                           Vice President-Marketing                   STANLEY L. RUTA
   Merchandising and Marketing                                                                   Vice President-Operations
                                                 LAWRENCE GOLDBERG                               (Region II)
MICHAEL E. BROWN                                 Vice President-Logistics
   Senior Vice President-                                                                      DAISY L. VANDERLINDE
   Store Operations                              LEO H. HABERER                                Vice President-Human Resources
                                                    Vice President-Real Estate
THOMAS O. FLOOD
   Senior Vice President-                        MICHAEL J. KINCAID
   Administration and Finance,                      Vice President-Controller
   Treasurer and Chief Financial                    and Secretary
   Officer
                                                 GARY M. MAGONI
JOHN W. ATKINS                                      Vice President-Operations
   Vice President-Farm                              (Region I)
   Merchandising



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


                             Tractor Supply Company
                              Corporate Information
                             ----------------------

Store Support Center
   Tractor Supply Company
   320 Plus Park Boulevard
   Nashville, Tennessee  37217
   (615) 366-4600

Transfer Agent and Registrar
   The First National Bank of Boston
   Shareholder Services
   P.O. Box 644, Mail Stop 45-02-09
   Boston, Massachusetts  02102
   (781) 575-3400

Independent Accountants
   Price Waterhouse LLP
   4400 Harding Road
   Nashville, Tennessee  37205

Stock Exchange Listing
The Nasdaq National Market
   Ticker Symbol:  TSCO

World Wide Web
   http://www.tractorsupplyco.com

Annual Meeting
   The Annual Meeting of Stockholders will be held at 10:00 a.m., April 23, 1998 at the Company's Store Support Center, 320 Plus Park Boulevard, Nashville, Tennessee 37217

Number of Stockholders

   As of January 31, 1998 there were approximately 62 stockholders of record. This number excludes individual stockholders holding stock under nominee security position listings.

Form 10-K

   A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be sent to any stockholder upon written request to the Company's investor relations firm:

   Corporate Communications, Inc.
   523 Third Avenue South
   Nashville, Tennessee  37210
   (615) 254-3376


Quarterly Stock Price Range

                              HIGH         LOW

-------------------------------------------------------------------------------
FISCAL 1997:


   First Quarter            $  21         $ 18  1/4
   Second Quarter           $  21  1/2    $ 17  1/4
   Third Quarter            $  20  5/8    $ 16  1/4
   Fourth Quarter           $  22         $ 13  3/4

FISCAL 1996:

   First Quarter            $  27  1/2    $ 19  3/4
   Second Quarter           $  27  1/4    $ 22
   Third Quarter            $  23  1/2    $ 20  3/4
   Fourth Quarter           $  22  3/4    $ 19  5/8

                             Tractor Supply Company
                               320 Plus Park Boulevard
                          Nashville, Tennessee  37217
                                (615)  366-4600

                               ------------------

                         (TRACTOR SUPPLY COMPANY LOGO)